UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.)*
RumbleON, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.001 per share
Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)
Class A Common Stock – 781386 107
Class B Common Stock – 781386 206

(CUSIP Number)
Steven R. Berrard
RumbleON, Inc.
4521 Sharon Road, Suite 370
Charlotte, North Carolina 28211
(704) 448-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2017

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 781386 107 and 781386 206	Page 2 of 8

1.			NAMES OF REPORTING PERSONS Berrard Holdings Limited Partnership
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (see instructions) (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) WC, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% of Class A Common Stock(1) 32.1% of Class B Common Stock(2)
14.			TYPE OF REPORTING PERSON (see instructions) PN
*
Berrard Holdings Limited Partnership (“Berrard Holdings”) beneficially owns 125,000 shares of Class A Common Stock and 2,310,013 shares of Class B Common Stock. The shares of Class B Common Stock include 272,513 shares of Class B Common Stock issuable upon conversion of a promissory note help by Berrard Holdings as of February 13, 2017. Berrard Holdings is a limited partnership controlled by Steven R. Berrard.

(1)	Based on 1,000,000 shares of the Company's Class A Common Stock outstanding as of February 13, 2017.
(2)	Based on 6,923,809 shares of the Company's Class B Common Stock outstanding as of February 13, 2017.

CUSIP Nos. 781386 107 and 781386 206	Page 3 of 8
1.			NAMES OF REPORTING PERSONS Steven R. Berrard
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (see instructions) (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF, OO
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of Class A Common Stock* 2,310,013 shares of Class B Common Stock*
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% of Class A Common Stock(1) 32.1% of Class B Common Stock(2)
14.			TYPE OF REPORTING PERSON (see instructions) IN
*
Berrard Holdings Limited Partnership (“Berrard Holdings”) beneficially owns 125,000 shares of Class A Common Stock and 2,310,013 shares of Class B Common Stock. The shares of Class B Common Stock include 272,513 shares of Class B Common Stock issuable upon conversion of a promissory note help by Berrard Holdings as of February 13, 2017. Berrard Holdings is a limited partnership controlled by Steven R. Berrard.

(1)	Based on 1,000,000 shares of the Company's Class A Common Stock outstanding as of February 13, 2017.
(2)	Based on 6,923,809 shares of the Company's Class B Common Stock outstanding as of February 13, 2017.

CUSIP Nos. 781386 107 and 781386 206	Page 4 of 8

Item 1. Security and Issuer.

This Schedule 13D is filed by Steven R. Berrard and Berrard Holdings Limited Partnership ("Berrard Holdings") (collectively, the “Reporting Person”) with respect to shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), of RumbleON, Inc., a Nevada corporation (the “Issuer”), formerly known as Smart Server, Inc. The principal executive offices of the Issuer are located at 4521 Sharon Road, Suite 370, Charlotte, North Carolina 28211.

On January 9, 2017, the Issuer's Board of Directors (the "Board") and stockholders holding 6,375,000 of the Issuer's issued and outstanding shares of common stock approved an amendment to the Issuer's Articles of Incorporation (the "Certificate of Amendment"), to change the name of the Issuer to RumbleON, Inc. and to create an additional class of common stock of the Company. The Certificate of Amendment became effective on February 13, 2017 (the "Effective Date"), after the notice and accompanying Information Statement describing the amendment was furnished to non-consenting stockholders of the Issuer in accordance with Nevada and Federal securities law.

Immediately before the Effective Date, the Issuer had authorized 100,000,000 shares of common stock, par value $0.001 per share (the "Authorized Common Stock"), including 6,400,000 issued and outstanding shares of common stock (the "Outstanding Common Stock," and together with the Authorized Common Stock, the "Common Stock"). Pursuant to the Certificate of Amendment, the Issuer designated 1,000,000 shares of Authorized Common Stock as Class A Common Stock, which Class A Common Stock ranks pari passu with all of the rights and privileges of the Common Stock, except that holders of the Class A Common Stock are entitled to ten votes per share of Class A Common Stock issued and outstanding and (ii) all other shares of Common Stock, including all shares of Outstanding Common Stock are deemed Class B Common Stock, which Class B Common Stock is identical to the Class A Common Stock in all respects, except that holders of the Class B Common Stock are entitled to one vote per share of Class B Common Stock issued and outstanding.

Item 2. Identity and Background.

On July 13, 2016, Berrard Holdings acquired 5,475,000 shares of Common Stock (the “Shares”) of the Issuer from Pamela Elliott, pursuant to an Amended and Restated Stock Purchase Agreement, dated July 13, 2016. The Shares acquired by Berrard Holdings represented 99.5% of the Issuer’s issued and outstanding shares of Common Stock. Steven R. Berrard, a director, Chief Financial Officer and Secretary of the Issuer, has voting and dispositive control over Berrard Holdings. The aggregate purchase price for the Shares was $148,141, which Berrard Holdings paid from cash on hand. In addition, at the closing, Berrard Holdings loaned the Issuer, and the Issuer executed a promissory note, in the principal amount of $191,858 payable to Berrard Holdings (the “Note”). Effective August 31, 2017, the Note was amended to increase the principal amount by $5,500 to $197,358 in aggregate amount payable to Berrard Holdings (the "Amendment").

The terms of the Note provide for an interest rate of 6% per annum with all accrued balances due and payable in July 2026. The debt is convertible into shares of Common Stock at a rate of $0.75. A copy of the Note and the Amendment are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

CUSIP Nos. 781386 107 and 781386 206	Page 5 of 8

On October 24, 2016, Berrard Holdings sold an aggregate of 2,412,500 shares of Common Stock of the Issuer to certain purchasers (the “Stockholders”), pursuant to a letter agreement (each, a “Purchase Agreement”), dated October 24, 2016 (the "Transaction").

On January 9, 2017, the Issuer's Board and stockholders holding 6,375,000 of the Company's issued and outstanding shares of Common Stock approved the issuance to the Reporting Person of 125,000 shares of Class A Common Stock in exchange for an equal number of shares of Class B Common Stock held by the Reporting Person (the "Issuance"), which Issuance became effective at the Effective Time.

The 125,000 shares of the Issuer's Class A Common Stock acquired by the Reporting Person represent 12.5% of the Issuer’s issued and outstanding shares of Class A Common Stock. The 2,310,013 shares of the Issuer's Class B Common Stock held by the Reporting Person represent 32.1% of the Issuer’s issued and outstanding shares of Class B Common Stock.

The principal business address of the Reporting Person is 4521 Sharon Road, Suite 370, Charlotte, North Carolina 28211. Mr. Berrard's principal occupation is Chief Financial Officer of the Issuer. Mr. Berrard is a United States citizen. Berrard Holdings is a limited partnership organized under the State of Florida.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 2 is incorporated herein by reference.

Item 4. Purpose of Transaction.
The information in Item 2 is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of (i) 125,000 shares of Class A Common Stock of the Issuer, representing 12.5% of the Issuer's Class A Common Stock and (ii) 2,310,013 shares of Class B Common Stock of the Issuer, representing 32.1% of the Issuer’s Class B Common Stock. The percentage of beneficial ownership is based upon (i) 1,000,000 shares of Class A Common Stock and (ii) 6,923,809 shares of Class B Common Stock outstanding as of February 13, 2017.
(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

CUSIP Nos. 781386 107 and 781386 206	Page 6 of 8

The information set forth above in Item 2 is incorporated herein by reference.
There were no additional transactions in the last 60 days.
(d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 8, 2017, the Issuer entered into an Asset Purchase Agreement with NextGen Dealer Solutions, LLC ("NextGen"), Halcyon Consulting, LLC ("Halcyon"), and members of Halcyon signatory thereto ("Halcyon Members," and together with Halcyon, the "Halcyon Parties"), as amended by that certain Assignment, dated February 8, 2017, between the Issuer and NextGen Pro, LLC (the "NextGen Agreement"). NextGen and the Halcyon Parties are collectively referred to as the "Seller Parties."

In connection with the Issuer's acquisition of NextGen, the Issuer, Berrard Holdings, Steven R. Berrard (“Berrard,” and with Berrard Holdings, the "Berrard Holders"), Marshall Chesrown, the Seller Parties, and other stockholders of the Company who are parties to the prior Stockholders' Agreement dated October 24, 2016 (together with Mr. Chesrown and the Berrard Holders, the "Stockholders") entered into an Amended and Restated Stockholders' Agreement, dated as of February 8, 2017 (the “Stockholders' Agreement”), whereby the parties agreed to take all necessary actions to (i) set the size of the board of directors of the Issuer at six (6) members, (ii) elect to the board of directors of the Issuer three (3) directors designated by Mr. Chesrown, until the date when Mr. Chesrown’s equity holdings in the Issuer fall below the Minimum Threshold (as defined in the Stockholders' Agreement), and (iii) elect to the board of directors of the Issuer one (1) director designated by Berrard, until the date when Berrard’s equity holdings in the Issuer fall below the Minimum Threshold.

The Stockholders' Agreement restricts the stockholders’ ability to transfer shares of the Issuer's common stock through the earlier of (i) October 19, 2017, or (ii) the date on which the Issuer receives at least $3,500,000 in proceeds of any equity financing (the "Restricted Period"), subject to certain exceptions. The Stockholders' Agreement limits the number of shares of the Issuer's common stock that may be sold immediately following the acquisition of NextGen. Subject to certain limitations, including sales volume limitations with respect to shares held by the Issuer's affiliates, substantially all of the Issuer's outstanding shares prior to the acquisition of NextGen will become eligible for sale upon expiration of the Restricted Period.

The Stockholders' Agreement grants certain major stockholders of the Issuer the right to require the other stockholders signatory to the Stockholders' Agreement to participate in any transaction that constitutes a sale of the Issuer's business (whether via merger, asset sale, tender offer or otherwise). The exercise of the right is subject to certain customary conditions, limitations and procedural requirements and, in some circumstances, is conditioned on a prior approval of the transaction by the Issuer's board of directors. Where the sale of the Issuer's business is accomplished through a direct sale of securities representing more than 50% of the issued and outstanding common stock of the Issuer, certain major stockholders have an obligation to exercise the drag-along rights described in this paragraph. The drag-along rights, including the obligation to exercise such rights in certain circumstances, expire on December 31, 2018.

The Stockholders' Agreement requires each stockholder signatory thereto (other than Berrard, Berrard Holdings and Mr. Chesrown) to make an offer to sell their shares of stock in the Issuer to the Issuer, Berrard, Berrard Holdings and Mr. Chesrown prior to seeking to transfer such shares to any other person. In addition, Berrard and Berrard Holdings on the one hand and Mr. Chesrown on the other hand have agreed that each would grant the other party the right to purchase its shares of the Issuer's stock before transferring such shares to any other person. The rights described in this paragraph are subject to certain customary conditions, limitations and procedural requirements and terminate on the earlier of June 30, 2018 and the date on which certain stockholders elect to terminate such rights by written notice to the other stockholders signatory thereto.

CUSIP Nos. 781386 107 and 781386 206	Page 7 of 8

The Stockholders' Agreement is attached as Exhibit 99.1 hereto.

The Stockholders' Agreement also contains certain procedural and information rights related to the election of directors.

The information set forth above in Item 2 and Item 3 is incorporated herein by reference. The Purchase Agreement between Berrard Holdings and Mr. Chesrown is attached as Exhibit 99.2 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 10.1
Promissory Note, dated July 13, 2016, by and between Smart Server, Inc. and Berrard Holdings Limited Partnership.
Exhibit 10.2
Amendment to Promissory Note, dated August 31, 2016.
Exhibit 99.1
Amended and Restated Stockholders' Agreement, dated February 8, 2017.
Exhibit 99.2
Purchase Agreement, dated October 24, 2016, by and between Berrard Holdings Limited Partnership and Marshall Chesrown.
Exhibit 99.3
Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons.

CUSIP Nos. 781386 107 and 781386 206	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017	By:	/s/ Steven R. Berrard
Steven R. Berrard
Steven R. Berrard, individually

BERRARD HOLDINGS LIMITED PARTNERSHIP

By: Berrard Holdings, LLC, its general partner

Dated: February 17, 2017	By:	/s/ Steven R. Berrard
Steven R. Berrard, its sole Manager